UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-90514

Genzyme Corporation 401(k) Plan*

(Exact name of registrant as specified in its charter)

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts  02142

(617) 252-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Genzyme Surgical Products Corporation Savings and Investment Plan

(Title of each class of securities covered by this Form)

Plan Interests in the Genzyme Corporation 401(k) Plan and

Common Stock, par value $0.01 per share

(Includes associated purchase rights which currently are evidenced by certificates for shares of Genzyme common stock and automatically trade with such shares)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

*  Effective November 1, 2007, the Genzyme Surgical Products Corporation Savings and Investment Plan (the “GSP Plan”) was merged into the Genzyme Corporation 401(k) Plan (the “401(k) Plan”).  As a result, the GSP Plan ceased to exist and the interests in the GSP Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist.  Pursuant to Rule 15d-6, the 401(k) Plan has filed this Form 15 as successor in interest to the GSP Plan to reflect the suspension of the GSP Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Genzyme Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GENZYME CORPORATION

December 5, 2008	By:	/s/ Peter Wirth
Peter Wirth
Executive Vice President, Legal and Corporate
Development

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.